October 11, 2012

VIA EDGAR

Jessica Plowgian

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tsingda eEDU Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-52347

Dear Mr. Spirgel:

Tsingda eEDU Corporation (the “Company’) acknowledges receipt of the comment letter dated October 1, 2012 regarding the above referenced filing from the staff of the Securities and Exchange Commission (the “Staff”).

With the consent of the Staff, the Company hereby requests the opportunity to submit a response to the Staff’s comment letter no later than October 30, 2012. Based on discussions between the Staff and the Company’s legal counsel, it is the Company’s understanding that the Staff has agreed to this request.

Please contact our legal counsel, Adam Mimeles, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Very truly yours,

/s/ Chungmai Kang

Chungmai Kang